SUN CAPITAL ADVISERS TRUST

One Sun Life Executive Park

Wellesley Hills, MA 02481

June 9, 2009

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission
File Desk
100 F Street, N.E.
Washington, D.C.  20549

Re:	Sun Capital Advisers Trust (the “Trust”)
File Nos. 333-59039; 811-08879

Ladies and Gentlemen:

Attached for electronic filing on behalf of the Trust pursuant to Section 14(a) under the Securities Exchange Act of 1934 is a definitive proxy statement relating to SC Lord Abbett Growth & Income Fund, SC Goldman Sachs Mid Cap Value Fund, SC Goldman Sachs Short Duration Fund and SC PIMCO High Yield Fund (collectively, the “Funds”).  The primary purpose of the Shareholder Meeting is to approve the Fund’s continued reliance on the Trust’s manager of managers order.  This definitive proxy statement reflects comments provided by the staff of the Securities and Exchange Commission on May 15, 2009.

If you have any questions or comments concerning this filing, please contact Christopher P. Harvey, Esq., counsel to the Trust at (617) 728-7167 or me at (617) 446-1867.

Sincerely,

/s/ Maura A. Murphy, Esq.
Maura A. Murphy, Esq.

Enclosures
cc:           Ms. Rebecca Marquigny, Esq. (Division of Investment Management)